UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 001-13790.

A.	Full title of the plan and address of the plan, if different from that of the issuer named below”

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

HCC INSURANCE HOLDINGS, INC.

13403 Northwest Freeway
Houston, Texas 77040

REQUIRED INFORMATION

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Exhibit

Exhibit	Description
23.1	Consent of Ham, Langston & Brezina L.L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HCC Insurance Holdings, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 9, 2005

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
Assets:
Money market funds	$3,228	$—
Investments at fair value:
Pooled separate accounts	—	21,874,158
Registered investment companies (mutual funds)	26,393,160	—
Guaranteed interest contracts	13,837,107	13,146,333
HCC Insurance Holdings, Inc. common stock	2,379,694	2,701,989

Participant notes receivable, at cost	458,185	445,855

Total investments	43,071,374	38,168,335

Employer contributions receivable	—	12,232

Net assets available for benefits	$43,071,374	$38,180,567

The accompanying notes are an integral
part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributable to:
Dividends and interest	$475,171	$442,387
Net appreciation in fair value of investments	2,781,260	5,068,457
Other	2,853	3,230

Total investment income	3,259,284	5,514,074

Contributions:
Employer	2,295,631	1,989,977
Participants	3,781,613	3,320,535
Rollovers from other plans	1,214,098	2,274,109
Plan mergers	—	816,277

Total contributions	7,291,342	8,400,898

Total additions	10,550,626	13,914,972

Deductions from net assets attributable to:
Benefits to participants	5,572,168	2,958,265
Transaction charges	87,651	100,921

Total deductions	5,659,819	3,059,186

Net increase in net assets available for benefits	4,890,807	10,855,786

Net assets available for benefits, beginning of year	38,180,567	27,324,781

Net assets available for benefits, end of year	$43,071,374	$38,180,567

The accompanying notes are an integral
part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the HCC Insurance Holdings, Inc. (the “Company”) 401(k) Plan (the “Plan”) (formerly “HCC Insurance Holdings 401(k) Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. As a result of the merger of several other qualified plans of acquired companies, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.

General

The Plan is a defined contribution plan established effective January 1, 1992 and most recently amended and restated in its entirety February 21, 2002, retroactively effective to January 1, 2002. Non-union, full time employees of HCC Insurance Holdings, Inc. (the “Company”) become eligible to participate in the Plan on the later of their employment date or upon attaining the age of 21 and are eligible to make deferral contributions on the first day of the month following such eligibility date. All eligible employees must complete one year of service to become eligible for employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the MAG Global Financial Products 401(k) Profit Sharing Plan and Trust merged into the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Administration

CIGNA Retirement and Investment Services and CG Trust Company served as Custodian and Trustee, respectively, of the Plan until October 8, 2004. Effective October 8, 2004, Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and Investors Bank and Trust Company serve as Custodian and Trustee, respectively, of the Plan. In connection with the change in custodians and trustees, participants’ investments in pooled separate accounts at December 31, 2003 were generally invested in mutual funds at December 31, 2004.

Contributions

Each year participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402 (g) ($13,000 in 2004 and $12,000 in 2003) of the Internal Revenue Code. Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending with or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2004 and 2003 cannot exceed $3,000 and $2,000, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Continued

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Contributions, continued

The Plan also provides for discretionary employer matching contributions for each $1.00 contributed by a participant, up to a maximum of the lesser of six percent of the participant’s Plan compensation or $10,200. During 2004 and 2003, the Company made discretionary contributions of $2,295,631 and $1,989,977, respectively, to the Plan. Additionally, the Plan provides for discretionary non-elective contributions. The Company contributions are invested directly in the various investment options, as directed by the participant. Company matching contributions are generally computed monthly. Discretionary non-elective contributions would generally be computed annually. There were no discretionary qualified non-elective contributions made during 2004 or 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after two years of service, 40 percent after three years of service, 60 percent after four years of service, 80 percent after five years of service and 100 percent vested after six years of service. However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.75% to 9.50% and 5.75% to 9.50% for the years ended December 31, 2004 and 2003, respectively).

Payment of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.

Continued

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2004 and 2003, forfeited non-vested accounts of $146,828 and $331,083, respectively, were used to reduce administrative expenses and employer contributions.

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their total account balance.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Reclassifications

Certain items in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation. Such reclassification had no effect on net assets available for benefits or the change in net assets available for benefits.

Continued

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation

Investments in the guaranteed interest account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts and registered investment companies (mutual funds) are stated at fair value. Participant notes receivable are stated at cost plus accrued interest, which approximates fair value. Common stock is valued at fair value as determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following individual investments each represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003.

	2004	2003
Guaranteed Interest Contract Fixed Income Fund	$13,837,107	$—
Select Small Co. Value Fund	3,162,774	—
Oppenheimer Global Fund	2,303,132	—
Select Indexed Equity Fund	5,591,212	—
CIGNA Guaranteed Long-Term Account	—	13,146,333
CIGNA Janus Worldwide Fund	—	1,984,525
CIGNA S&P 500 Index Fund	—	5,550,078
CIGNA Small Cap Value/Berger Fund	—	2,547,363
HCC Insurance Holdings, Inc. Common Stock	2,379,694	2,701,989

Continued

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Investments, continued

During the years ended December 31, 2004 and 2003, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2004	2003
Pooled separate accounts	$495,606	$4,569,878
Mutual funds	2,184,327	—
Company common stock	101,327	498,579

Net appreciation in fair value of investments	$2,781,260	$5,068,457

4.	Investment Contracts with Insurance Company

During the period October 8, 2004 through December 31, 2004, the Plan participated in contracts with Mass Mutual via investment in the Mass Mutual Separate Account Guaranteed Interest Contract (“SAGIC”), which consists of a Book Value Account and a Market Value Account. The Book Value Account is credited a guaranteed rate that is reset semiannually. The interest rate was 4.2% for the period from October 8, 2004 through December 31, 2004. Since the guaranteed crediting rate cannot be reset below zero percent, at a minimum, the participant’s principal is guaranteed while the contract is in place. The Market Value Account is maintained at fair value, which includes realized gains and losses and unrealized gains or losses of the underlying pooled separate investment account. The SAGIC is fully benefit responsive for all participant initiated withdrawals including distributions, loans and transfers to other investment options.

During the year ended December 31, 2003 and through October 8, 2004, the Plan participated in contracts with CG Life via investment in the CIGNA Guaranteed Long-Term Account (“Long-Term Account”). CG Life commingles the assets of the Long-Term Account with other assets. In certain instances when total distributions or transfers in the Long-Term Account within a calendar year exceed certain pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the Long-Term Account may face certain restrictions, in accordance with the contract terms. This could potentially result in the Long-Term Account not being fully benefit responsive in certain instances. For the Plan’s investment in the Long-Term Account, the Plan is credited with interest at various interest rates which ranged from 3.0% to 3.2% for the year ended December 31, 2003 and through October 8, 2004. CG Life prospectively guaranteed the interest rates credited for the Long-Term Account for six months.

As discussed in Note 2, the Guaranteed Interest Account is included in the financial statements at contract value which, because of the periodic interest rate reset process, approximates fair value.

5.	Party-In-Interest Transactions

Plan assets include investments in funds managed by the Trustee and thus, such transactions qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.

Continued

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Party-In-Interest Transactions, continued

The Plan invests in a unitized stock fund, HCC Insurance Holdings, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of HCC Insurance Holdings, Inc., the Plan sponsor. The total value of the Plan’s interest in the Fund was $2,379,694 and $2,701,989 at December 31, 2004 and 2003, respectively.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, the related trust is tax exempt as of the date of the financial statements.

7.	Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for plan benefits per the financial statements	$43,071,374	$38,180,567

Employer contributions receivable	—	(12,232)

Net assets available for plan benefits per Form 5500	$43,071,374	$38,168,335

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Net increase in net assets available for plan benefits per the financial statements	$4,890,807	$10,855,786

Plus: Contributions receivable from prior year	12,232	241,377

Less: Contributions receivable from current year	—	(12,232)

Net increase in net assets available for plan benefits per Form 5500	$4,903,039	$11,084,931

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401 (K) PLAN

SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

EIN: 76-0336636
PN: 002

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Value*
**	HCC Insurance Holdings, Inc.	Common stock-HCC Insurance Holdings, Inc.	$2,379,694	***
**		Money market funds	3,228
**	Mass Mutual	Guaranteed interest account	13,837,107	***
**	Mass Mutual	Premier Diversified Bond Fund	172,086
**	Mass Mutual	PIMCO Total Return Fund	1,910,014
**	Mass Mutual	Destination Retirement Income Fund	113,347
**	Mass Mutual	Destination Retirement Income 2010 Fund	260,369
**	Mass Mutual	Destination Retirement Income 2020 Fund	521,117
**	Mass Mutual	Destination Retirement Income 2030 Fund	475,740
**	Mass Mutual	Destination Retirement Income 2040 Fund	390,376
**	Mass Mutual	Select Fundamental Value Fund	1,907,196
**	Mass Mutual	American Funds Washington Mutual Investment Fund	137,157
**	Mass Mutual	Select Aggressive Growth Fund	746,522
**	Mass Mutual	Oppenheimer Capital Appreciation Fund	1,000,506
**	Mass Mutual	Select Focused Value Fund	747,111
**	Mass Mutual	Select Small Co. Value Fund	3,162,774	***
**	Mass Mutual	Select Mid Cap Growth Equity II Fund	744,963
**	Mass Mutual	Select Small Co. Growth Fund	1,095,559
**	Mass Mutual	Select Overseas Fund	56,634
**	Mass Mutual	Oppenheimer Global Fund	2,303,132	***
**	Mass Mutual	Select Indexed Equity Fund	5,591,212	***
**	Mass Mutual	American Funds EuroPacific Growth Fund	1,218,644
**	Mass Mutual	Alliance Burn Small Cap Value Fund	27,940
**	Mass Mutual	American Growth Fund of America Fund	1,005,126
**	Mass Mutual	Calamos Financial Growth Fund	1,720,002
**	Mass Mutual	Oakmark Equity & Income II Fund	971,809
**	Mass Mutual	Victory Diversified Stock Fund	113,824

			$42,613,189

		Loans to participants bearing interest
		at rates ranging from 4.75% to 9.50%	$458,185

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURES

The Plan	Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 22nd day of June, 2005.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

By: HCC Insurance Holdings, Inc., Administrator

By:	/s/ Christopher L. Martin

Christopher L. Martin,
Executive Vice President, General Counsel and Secretary

Exhibit Index

Exhibit	Description
23.1	Consent of Ham, Langston & Brezina L.L.P.